                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             _____________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)


            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 5)(1)

                                 AUTOZONE, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                  053332-10-2
                                 (CUSIP Number)




(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  053332-10-2                  13G            PAGE  2    OF   9   PAGES
         ---------------------                              -----    -----

   1.     Names of Reporting Persons
          S.S. or I.R.S. Identification No. of Above Persons

             PITTCO ASSOCIATES, L.P.
          ---------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

   3.     SEC Use Only

          ---------------------------------------------------------------------

   4.     Citizenship or Place of Organization

             DELAWARE
          ---------------------------------------------------------------------

                        5.     Sole Voting Power
  Number of                       9,387,317
   Shares              --------------------------------------------------------
 Beneficially           6.     Shared Voting Power
  Owned By                        -0-
    Each               --------------------------------------------------------
  Reporting             7.     Sole Dispositive Power
 Person With                      9,387,317
                       --------------------------------------------------------
                        8.     Shared Dispositive Power
                                  -0-
                       --------------------------------------------------------

   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

             9,387,317
          ---------------------------------------------------------------------

  10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain
          Shares                                                         [   ]

          ---------------------------------------------------------------------

  11.     Percent of Class Represented by Amount in Row (9)

             6.2%
          ---------------------------------------------------------------------

  12.     Type of Reporting Person

             PN
          ---------------------------------------------------------------------

CUSIP No.  053332-10-2                  13G            PAGE  3    OF   9   PAGES
         ---------------------                              -----    -----

   1.     Names of Reporting Persons
          S.S. or I.R.S. Identification No. of Above Persons

             PITTCO ASSOCIATES II, L.P.
          ---------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

   3.     SEC Use Only

          ---------------------------------------------------------------------

   4.     Citizenship or Place of Organization

             DELAWARE
          ---------------------------------------------------------------------

                        5.     Sole Voting Power
  Number of                       708,227
   Shares              --------------------------------------------------------
 Beneficially           6.     Shared Voting Power
  Owned By                        -0-
    Each               --------------------------------------------------------
  Reporting             7.     Sole Dispositive Power
 Person With                      708,227
                       --------------------------------------------------------
                        8.     Shared Dispositive Power
                                  -0-
                       --------------------------------------------------------

   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

             708,227
          ---------------------------------------------------------------------

  10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain
          Shares                                                         [   ]

          ---------------------------------------------------------------------

  11.     Percent of Class Represented by Amount in Row (9)

             0.5%
          ---------------------------------------------------------------------

  12.     Type of Reporting Person

             PN
          ---------------------------------------------------------------------

CUSIP No.  053332-10-2                  13G            PAGE  4   OF   9   PAGES
         ---------------------                              -----    -----

   1.     Names of Reporting Persons
          S.S. or I.R.S. Identification No. of Above Persons

             KKR PARTNERS II, L.P.
          ---------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

   3.     SEC Use Only

          ---------------------------------------------------------------------

   4.     Citizenship or Place of Organization

             DELAWARE
          ---------------------------------------------------------------------

                        5.     Sole Voting Power
  Number of                       132,050
   Shares              --------------------------------------------------------
 Beneficially           6.     Shared Voting Power
  Owned By                        -0-
    Each               --------------------------------------------------------
  Reporting             7.     Sole Dispositive Power
 Person With                      132,050
                       --------------------------------------------------------
                        8.     Shared Dispositive Power
                                  -0-
                       --------------------------------------------------------

   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

             132,050
          ---------------------------------------------------------------------

  10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain
          Shares                                                         [   ]

          ---------------------------------------------------------------------

  11.     Percent of Class Represented by Amount in Row (9)

             0.1%
          ---------------------------------------------------------------------

  12.     Type of Reporting Person

             PN
          ---------------------------------------------------------------------

ITEM 1.

         (a)     NAME OF ISSUER:

                          AutoZone, Inc.

         (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                          123 Front Street
                          Memphis, Tennessee 38103

ITEM 2.

         (a)     NAME OF PERSONS FILING:

                          Pittco Associates, L.P.
                          Pittco Associates II, L.P.
                          KKR Partners II, L.P.

         (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                          c/o Kohlberg Kravis Roberts & Co.
                          9 West 57th Street
                          New York, New York 10019

         (c)     CITIZENSHIP:

                          Pittco Associates, L.P. -- Delaware
                          Pittco Associates II, L.P. -- Delaware
                          KKR Partners II, L.P. -- Delaware

         (d)     TITLE OF CLASS OF SECURITIES:

                          Common Stock, par value $.01 per share

         (e)     CUSIP NUMBER:

                          053332-10-2

ITEM 3.  Not applicable

ITEM 4.  OWNERSHIP

         (a)     AMOUNT BENEFICIALLY OWNED:

                          KKR Associates, L.P., a New York limited partnership, is the sole general partner of Pittco Associates, L.P., a Delaware limited partnership, Pittco Associates II, L.P., a Delaware limited partnership, and KKR Partners II, L.P., a Delaware limited partnership, in which capacity it may be deemed to be the beneficial owner of the shares of AutoZone, Inc. common stock beneficially owned by Pittco Associates, L.P., Pittco Associates II, L.P. and KKR Partners





                               Page 5 of 9 pages
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                          II, L.P.  As of December 31, 1996, (i) Pittco
                          Associates, L.P. was the record owner of 9,387,317 shares of common stock of AutoZone, Inc.; (ii) Pittco Associates II, L.P. was the record owner of 708,227 shares of common stock of AutoZone, Inc.; and (iii) KKR Partners II, L.P. was the record owner of 132,050 shares of common stock of AutoZone, Inc. In addition to the foregoing, as of December 31, 1996, KKR Associates, L.P. was the record holder of 9,680,894 shares of common stock of AutoZone, Inc. Henry R. Kravis, George R. Roberts, Paul E. Raether, Robert I. MacDonnell, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Edward A. Gilhuly, Perry Golkin, Clifton S. Robbins and Scott Stuart are the general partners of KKR Associates, L.P., and Messrs. Kravis and Roberts are also the members of the Executive Committee of KKR Associates, L.P., and in such capacity may be deemed to share beneficial ownership of any shares of common stock of AutoZone, Inc. that KKR Associates, L.P. may beneficially own or be deemed to beneficially own, but disclaim any such beneficial ownership.

         (b)     PERCENT OF CLASS:

                          See Item 11 of each cover page.

         (c)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                 (i)      Sole power to vote or direct the vote:

                                  See Item 5 of each cover page.

                 (ii)     Shared power to vote or to direct the vote:

                                  See Item 6 of each cover page.

                 (iii) Sole power to dispose or to direct the disposition of:

                                  See Item 7 of each cover page.

                 (iv) Shared power to dispose or to direct the disposition of:

                                  See Item 8 of each cover page.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                 Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                 See Item 4 above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                 Not applicable.





                               Page 6 of 9 pages
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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Pittco Associates, L.P., Pittco Associates II, L.P. and KKR Partners II, L.P. are Delaware limited partnerships, the sole general partner of each of which is KKR Associates, L.P., a New York limited partnership. As the sole general partner of each of Pittco Associates, L.P., Pittco Associates II, L.P. and KKR Partners II, L.P., KKR Associates, L.P. may be deemed to be the beneficial owner of the securities held by such limited partnerships. Pittco Associates, L.P., Pittco Associates II, L.P. and KKR Partners II, L.P. may be deemed to be a group in relation to their respective investments in AutoZone, Inc. Pittco Associates, L.P., Pittco Associates II, L.P. and KKR Partners II, L.P. do not affirm the existence of a group.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.





                               Page 7 of 9 pages
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                                   SIGNATURES


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1997



                                       PITTCO ASSOCIATES, L.P.

                                       By:      KKR ASSOCIATES, L.P.
                                       Its:     General Partner



                                       By: /s/ Edward A. Gilhuly
                                           -------------------------------
                                           Name:      Edward A. Gilhuly
                                           Title:     General Partner


                                       PITTCO ASSOCIATES II, L.P.

                                       By:      KKR ASSOCIATES, L.P.
                                       Its:     General Partner



                                       By: /s/ Edward A. Gilhuly
                                           -------------------------------
                                           Name:      Edward A. Gilhuly
                                           Title:     General Partner


                                       KKR PARTNERS II, L.P.

                                       By:      KKR ASSOCIATES, L.P.
                                       Its:     General Partner



                                       By: /s/ Edward A. Gilhuly
                                           -------------------------------
                                           Name:      Edward A. Gilhuly
                                           Title:     General Partner





                               Page 8 of 9 pages

                                    EXHIBITS


Exhibit 1 -      Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Statements on Schedule 13G of Pittco Associates, L.P.,
                 Pittco Associates II, L.P. and KKR Partners II, L.P. filed on
                 February 14, 1992).





                               Page 9 of 9 pages